ExxonMobil (XOM): Board Policies, Composition, and Pay Undermine Ability to Mitigate Key Risks

ExxonMobil’s financial performance has suffered considerably during a prolonged period of lower oil prices. Profits and shareholder payouts have both fallen, and following months of SEC and Attorney General investigations, the company in 2016 reduced proved reserves by billions of barrels of oil equivalent and took a $2 billion impairment charge. The company faces a complex future, with shale oil production, alternative energy technology, and climate change policies all contributing to the “lower-for-longer” oil price environment, posing substantial challenges to ExxonMobil’s current business strategy. Skillful, open-minded, engaged and forward-looking board leadership will be required for the company to successfully navigate a complex and constantly shifting business environment.

In our view, ExxonMobil’s board of directors must undergo substantial reform if it is to competently meet the challenges of this environment. While the company has a new CEO and a new board member with climate expertise, we believe that the ExxonMobil board’s investor engagement policies, composition, succession planning, and pay practices do not reflect corporate governance best practices. These areas of concern exacerbate ExxonMobil’s exposure to material long-term risks and undermine its ability to adapt to the complexities of its future.

Our specific concerns include:

1.	ExxonMobil’s documented policy of preventing investors from engaging directly with members of its board to discuss company strategy, financial performance, risks and opportunities, and other topics germane to the board. This antiquated policy is out of step with widely recognized best practices for corporate governance and undercuts the board’s ability to gain valuable outside advice and perspectives.

2.	Lack of clear and transparent succession planning for retiring board members, particularly given the mismatches we see between the skills and orientation of outgoing directors and the strategic challenges facing the company. For example, ExxonMobil’s outgoing Audit Committee chair lacked relevant financial expertise during a time of regulatory scrutiny and business model transformation, and though his and other board members’ retirement dates were known in advance, no replacements have been nominated for the 2017 annual shareholder meeting nor has the company discussed plans for the directors’ replacements.

3.	Board compensation practices that may create perverse incentives as directors approach retirement. ExxonMobil provides that most director equity-based pay does not vest until the mandatory retirement age of 72, an unusual proviso, under which directors can potentially forfeit what can amount to millions of dollars in pay if they leave the board before retirement. As they approach retirement, directors’ time until payout shortens while the value of their equity compensation increases – a dynamic that can compromise director independence and objectivity, as directors nearing retirement may not voice dissenting opinions for fear of putting their impending payout at risk of forfeiture.

Board oversight of these matters fall within the purview of ExxonMobil’s Board Affairs Committee, which oversees board nominations, compensation, and practices. Kenneth Frazier has chaired this committee since 2012. BlackRock, ExxonMobil’s second largest shareholder, voted “withhold” on Frazier in 2016, reportedly in protest of the company’s investor engagement practices. ExxonMobil shareholders also passed a resolution in 2016 calling on the company to adopt proxy access so that long-term shareholders would have a means to ensure that their voices and perspectives were properly represented on the board.

ExxonMobil will hold its annual shareholder meeting on May 31st, 2017. Shareholders should consider whether Kenneth Frazier and other members of the Board Affairs Committee have properly discharged their responsibilities across the dimensions of investor engagement, succession planning and director compensation in a manner that promotes good corporate governance practices and serves shareholders’ best interests.

www.5050climate.org | Shareholder Briefing Paper: ExxonMobil (XOM)

Context: ExxonMobil Struggles to Perform in Low Oil Price Environment

The low oil price environment of the past two years shows no sign of abating, with U.S. shale’s short cycle and lower cost basis undermining OPEC’s attempts to raise oil prices through supply cuts. In our view, ExxonMobil’s performance over this low-price period reinforces the need for proactive risk analysis and strategic planning.

●	Total Shareholder Return lagged the S&P 500 over the last 5 years, and 2016 earnings fell to lows not seen since Exxon and Mobil merged in 1999.[1]

●	The company failed to generate sufficient free cash flow to cover dividends for both FY 2015 and FY 2016, even including cash inflows due to asset sales.

●	ExxonMobil’s decision to reduce proved reserves by 3.3 billion barrels of oil equivalent and take a $2 billion impairment charge followed scrutiny by the SEC and several state Attorneys General.[2]

●	According to Bloomberg, as of February 2017 the proportion of analysts rating ExxonMobil a “buy” is at its lowest level since 1997.[3] Multiple analysts recently reiterated negative or neutral ratings after the company’s Q1 results were reported on April 28, 2017.[4]

Looking forward, we believe that the current low-price environment serves to preview the potential effects of market forces and/or global policies that constrain fossil fuel demand. OPEC’s struggle to regain higher oil prices in the face of increased U.S. shale oil production highlights a significant shift in the global strategic energy landscape, with significant implications for the capital allocation and payout policies of ExxonMobil and its competitors.5

ExxonMobil’s most recent annual report highlighted both climate change and alternative energy as risk factors for the company.6 Investors have been pressing ExxonMobil to report on the resilience of its reserves and other assets under a range of scenarios, including one in which governments have adopted carbon restrictions and related rules and commitments to achieve the goal of reducing average global temperature to two degrees Celsius below pre-industrial levels.7 While 38 percent of votes cast at ExxonMobil’s 2016 AGM voted in support of a resolution calling on the company to provide for such disclosures, thus far the company has refused to do so.8 This economic and policy backdrop reflects a stark reality of the long-term financial, strategic and competitive risks ExxonMobil faces.

In our view, these extraordinary circumstances call for stronger and more contemporary corporate governance practice. This includes meaningful board engagement with investors, more transparent disclosures on material risks faced by the company, ensuring that the board possesses the requisite competencies to navigate current and future challenges and complexities, and a better alignment of incentives to promote long-term strategic thinking.

www.5050climate.org | Shareholder Briefing Paper: ExxonMobil (XOM)

ExxonMobil’s “Cloistered” Pattern of Preventing Board Members From Engaging Directly With Shareholders is Out of Step With Best Governance Practices

The Financial Times reported in 2016 that Kenneth Frazier, chair of ExxonMobil’s Board Affairs Committee, put in place a policy of preventing directors from speaking directly with shareholders, instead requiring investors to submit messages of no longer than 2,200 characters through a form on the company’s website. Investors have spoken out against ExxonMobil board members refusing to engage with shareholders for a number of years.9 Last year, Anne Simpson, head of Corporate Governance at CalPERS, called the company’s “cloistered” approach “extraordinary.” As she was quoted in the Financial Times ahead of the company’s 2016 Annual General Meeting:

“Capitalism is designed so that the owners of a company can hold to account those who act on their behalf, i.e. the board of directors. Exxon is an outlier: a minority of one.” 10

Reuters reported after the 2016 shareholder meeting that BlackRock, the world’s largest asset manager,11 withheld its support from both Frazier and former lead independent director Jay Fishman. BlackRock, ExxonMobil’s second largest investor, had been rebuffed in its attempts to meet with members of the ExxonMobil board to discuss the company’s capital allocation policies and strategy, and its vote was in protest of the company’s “policy” of preventing board members from engaging in such talks.12

Keeping board members from engaging directly with shareholders is out of step with best practices for corporate governance, as investors and companies now expect board members to make themselves available to shareholders for engagement. The Commonsense Corporate Governance Principles recommend constructive engagement between companies and investors, and highlight that allowing access to board members is important for institutional investors as they formulate their views on proxy issues.13 Similarly, the Investor Stewardship Group’s Corporate Governance Principles for US Listed Companies states that “Boards should be responsive to shareholders and be proactive in order to understand their perspectives,” including through making independent directors available to engage with investors.14 Martin Lipton, a leading corporate governance commentator, recently issued a call for boards to engage directly with their shareholders, stating definitively: “The board of directors and senior management should engage with major investors on issues and concerns that affect the company’s long-term value and be responsive to those issues and concerns.”15

ExxonMobil Lacks Clear Succession Planning for Retiring Board Members and Should Better Align the Skillsets of its Board With the Challenges Facing the Company

ExxonMobil currently has three board members who have either already passed the age of 72 or will shortly become 72 years of age, the company’s mandatory retirement age.16 Given the notably predictable departure of two of the retirement-age directors, who are not up for re-election this year, ExxonMobil could have moved more expeditiously to inject fresh perspectives and new capacity to the board by nominating replacements for these directors without delay at the 2017 AGM.

At the very least, as a best practice17 ExxonMobil should disclose, in summary form, a board succession plan that attunes shareholders to the desired attributes and competencies that the board seeks in new board candidates, and that allows investors to assess the strength of the plan. The succession plan should also allow shareholders to provide direct input to the board regarding incumbent and prospective directors within the context of synchronizing the board’s composition with the firm’s evolving strategic priorities.

www.5050climate.org | Shareholder Briefing Paper: ExxonMobil (XOM)

The anachronistic investor engagement policy presently in place has effectively barred investors from openly and freely interacting directly with the board or its nominating committee to share their viewpoints or recommendations for board candidates with a reconfigured set of skills necessary to address the company’s myriad current and future strategic challenges.

ExxonMobil’s retirement-age directors are:

●	Larry Faulkner, age 72. Dr. Faulkner has been on the ExxonMobil board since 2008, and has chaired the Audit Committee since 2014. Dr. Faulkner is not standing for reelection.

●	Michael Boskin, age 71. Dr. Boskin joined the Exxon board in 1996, and has served on the board for 21 years, nearly twice as long as any other currently serving board member.[18] He serves on the board’s Executive Committee and turns 72 in September 2017.

●	Peter Brabeck-Letmathe, age 72. Mr. Brabeck-Letmathe joined the ExxonMobil board in 2010 and is not standing for reelection.

In our view, ExxonMobil’s three retirement-age directors have been out of alignment with the competencies and orientation needed to suitably address the challenges the company has faced. The board now has a unique opportunity to reconstitute itself with directors that bring a diverse complement of skillsets, professional experiences, backgrounds, and perspectives that are necessary for charting ExxonMobil’s future in an increasingly uncertain, complex, and challenging business climate.

Larry Faulkner, Outgoing Audit Committee Chair, Lacked Relevant Financial Experience During a Time of Regulatory Scrutiny and Business Model Transformation

As chair of ExxonMobil’s Audit Committee, Dr. Faulkner oversees the company’s financial reporting and internal accounting, which came under intense scrutiny in 2015-16 as regulators questioned whether the company was accurately representing reserve and asset values to investors. While the company claims he is a financial expert as defined by SEC rules, Dr. Faulkner has little background in finance or corporate leadership. He is a chemist who spent the vast majority of his career as a chemistry professor and university administrator. His administrative experience includes serving as Provost and Vice Chancellor of the University of Illinois from 1994 to 1998 and as President of the University of Texas at Austin from 1998 to 2006.19 Dr. Faulkner’s last full-time professional position was as the president of the Houston Endowment, a private philanthropic foundation, from 2006 to 2012.20 SEC rules maintain that a financial expert must have “experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements.” (emphasis added) 21 The Houston Endowment had assets of $1.5 billion when Faulkner retired in 2012, approximately 0.4 percent of ExxonMobil’s assets as of its 2017 10-K.22

Dr. Faulkner’s lack of experience with large for-profit company financial management may have poorly served a prior public company board’s audit committee. Dr. Faulkner served on the board of Guaranty Bank from 2003 until its collapse in 2009, the second largest bank to fail in 2009 in the wake of the financial crisis.23 He served on its audit committee during that time. According to a Treasury Department report assessing the collapse of the bank, the board appeared to have failed to provide proper oversight regarding risks to the company’s asset portfolio. In its analysis of the losses caused by the company’s concentrated holdings in California option adjustable rate mortgages (ARMs) in its mortgage-backed security (MBS) portfolio, the Treasury found no instance where a board member voiced an objection about the thrift’s MBS investments. Its report states: “[i]n fact, we did not find any significant discussion about the risks associated with the concentrations of nonagency MBSs in California option ARMs.”24

www.5050climate.org | Shareholder Briefing Paper: ExxonMobil (XOM)

ExxonMobil will face complex audit questions about the value of its reserves in this lower oil price environment; one analyst recently raised questions as to whether ExxonMobil took sufficient asset write-downs in response to its decision to de-book its oil sand reserves.25

Michael Boskin and Peter Brabeck-Letmathe May Be Out of Step With ExxonMobil Policy and Direction on Climate Change

In contrast to its previous approach of raising questions about climate science, ExxonMobil itself now recognizes that “the risk of climate change is clear and the risk warrants action,” and has publicly advocated for the U.S. to remain in the Paris Climate Accord.26 However, the company has come under renewed scrutiny as investigative reports revealed that the company knew about the dangers of global warming 40 years ago, even though it subsequently spent millions of dollars promoting climate change skepticism, leading to both headline and regulatory risk.27

Executive Committee member Michael Boskin’s history of promoting climate skepticism appears to be as long as ExxonMobil’s. As chair of the Council of Economic Advisors in the George H.W. Bush Administration, Boskin advised Bush against supporting international action on climate change, describing an international climate change treaty as a “bet-your-economy decision.”28 Boskin, along with President Bush’s Chief of Staff John Sununu and Director of the Office of Management and Budget Richard Darman, cautioned then President Bush on the costs of taking action on climate change, stating that they remained “unconvinced that the scientific evidence for global warming justified the cost of mitigation.”29 Boskin chaired the ExxonMobil board’s Public Affairs Committee from 2004-2006, when the company was reportedly funding a wide range of groups promoting climate-change skepticism.30

Similarly, retiring board member Peter Braebeck-Letmathe has expressed a belief that most climate change is attributable to natural cycles and that the focus should be on adaptation rather than preventative measures, a view that is out of step with the climate change mitigation strategy recently adopted by world governments at the COP 21 Agreement in Paris in 2015. In response to the President of Tanzania explaining the dangers that climate change poses for the country’s population, Brabeck-Letmathe was quoted in 2014 by The Guardian as stating that “[s]ince the world has existed we have had climate changes and we will have climate change as long as the world exists… For me the issue is more about what can we do in order to adapt to climate change and perhaps to try to gain more time… Are we God to say the climate, as it is today, is the one we have to keep?”31

With recent revelations that former ExxonMobil CEO Rex Tillerson used an alias when discussing the impacts of climate change on the company over email, we believe that the firm is likely to face additional scrutiny of its stance on climate change well into the coming years.32 In our view, given the impending departure of three retirement-age directors, ExxonMobil must focus on bringing on new board members that have the relevant skills and dispassionate outlook required to effectively confront the complex long-term challenges and risks the company faces in a rapidly evolving business and policy climate.

Board Compensation Policies May Create Perverse Incentives

According to its Proxy Statement, ExxonMobil’s outside board director compensation program is designed to:

1.  “Ensure alignment with long-term shareholder interests;

2.  Ensure the Company can attract and retain outstanding director candidates […]

www.5050climate.org | Shareholder Briefing Paper: ExxonMobil (XOM)

3.	Recognize the substantial time commitments necessary to oversee the affairs of the Corporation; and

4.  Support the independence of thought and action expected of directors.”

There are two components to annual outside director pay: cash and restricted stock. The annual cash retainer for most outside directors is $110,000, and they receive annual grants of 2,500 shares of restricted stock. At today’s stock price ($82.70 on May 3, 2017), that grant provides approximately two-thirds of annual outside director compensation. These restricted shares form the vast majority of all but one outside director’s stock holdings.33

ExxonMobil’s board compensation policy places strong restrictions on when these restricted shares can vest:

●	“While on the Board, the non-employee director receives the same cash dividends on restricted shares as a holder of regular common stock, but the shares remain unvested and thus cannot be sold. The restricted shares are subject to forfeiture if the non-employee director leaves the Board early, i.e., before the retirement age of 72, as specified for non-employee directors.”

ExxonMobil board members’ restricted shares are designed not to vest until retirement age, when they all vest simultaneously. In our view, this arrangement is reminiscent of the widely criticized practice of outside director pensions, which many have argued “have the pernicious effect of compromising outside director independence and impartiality because such compensation is used by management to ensure their loyalty and agreement with management initiatives.”34

The table below shows the ExxonMobil outside board members’ restricted share holdings, with the directors who have already passed or nearly reached retirement age highlighted.

Name	Years on the Board	Years until age 72	Restricted Shares (#) as of Year End 2016	Value of Restricted Shares (as of 5/3/17)
M.J. Boskin	21	<1	66,800	$5,524,360
S.J. Palmisano	11	7	34,500	$2,853,150
S.S Reinemund	10	3	30,500	$2,522,350
L.R. Faulkner	9	0	28,000	$2,315,600
K.C. Frazier	8	10	25,500	$2,108,850
P. Brabeck-Letmathe	7	0	23,000	$1,902,100
U.M. Burns	5	14	18,000	$1,488,600
H.H. Fore	5	4	18,000	$1,488,600
W.C. Weldon	4	4	15,500	$1,281,850
D.R. Oberhelman	2	8	10,500	$868,350
A.F. Braly	1	17	8,000	$661,600
* Note – the data in this table does not include director Susan Avery, who joined the board in 2017.

This table depicts that directors at or nearing retirement age are poised to receive considerable payouts upon retiring, whereas if they leave the board early, they stand to forfeit their equity stock awards. This has significant implications for two of the four priorities stated in ExxonMobil’s goals for its director compensation program--alignment with long-term shareholder interests and director independence:

www.5050climate.org | Shareholder Briefing Paper: ExxonMobil (XOM)

●	Misalignment with long-term shareholder interest: As a director approaches retirement age, the value of their restricted stock increases while the time until payout decreases. This dynamic could serve to shorten the time horizon over which independent directors objectively evaluate company decisions; while long-term shareholders will live with decisions the board makes for decades to come, we are concerned that directors looking forward to large payouts from equity grants that vest en mass upon retirement may be incentivized to focus more on short-term stock price fluctuations.

●	Compromising director independence: Directors with significant restricted stock awards that vest in the near term would face considerable incentives not to “rock the boat” in the boardroom. If a board member feared not being re-nominated for voicing an unpopular but independent perspective that could enhance long-term value or was considering leaving the board over a disagreement with the company’s policies or strategic direction, that director could stand to forfeit millions of dollars’ worth of stock awards.[35]

In our view, the provision in ExxonMobil’s director compensation program that freezes the vesting of equity until retirement is uncommon and should be revisited to ensure that it does not have the unintended consequence of diminishing director independence and objectivity as well as an alignment of interests with long-term investors. While best corporate governance practice dictates allowing shareholders to engage directly with the board to raise concerns such as those around perverse compensation incentives, ExxonMobil’s outmoded preclusion of direct shareholder-director interactions shunts off a critical avenue for constructive dialogue on investor concerns.

Endnotes

1 http://ieefa.org/wp-content/uploads/2016/10/Red-Flags-on-ExxonMobil-XOM-A-Note-to-Institutional-Investors_October-2016.pdf; chart from http://ieefa.org/ieefa-exxon-white-house-shout-oil-major-warning-name/,

2 https://www.bloomberg.com/news/articles/2017-02-22/exxon-takes-historic-cut-to-oil-reserves-amid-crude-market-rout

3 http://ieefa.org/ieefa-update-wall-street-gets-exxon-heebie-jeebies/; https://www.bloomberg.com/news/articles/2017-03-01/exxon-sees-20-annual-growth-in-u-s-shale-fields-through-2025

4 https://seekingalpha.com/news/3261518-exxon-shares-flatten-following-big-start-analysts-weigh

5 http://money.cnn.com/2017/03/20/investing/permian-basin-oil-texas-shale-opec/

6 ExxonMobil 2016 10-K, p. 3.

7 https://www.churchofengland.org/media-centre/news/2017/04/investors-with-$10trn-under-management- declare-support-for- exxonmobil- climate-change-resolution.aspx

8 Ceres 2017 Proxy Memoranum: ExxonMobil. 21 April, 2017.

9 See Letter from Denise Nappier, Connecticut State Treasurer, to fellow Exxon shareholders, April 18, 2007: https://www.sec.gov/Archives/edgar/data/34088/000089322007001341/w33492exv1.htm

10 https://www.ft.com/content/c663123a-21b2-11e6-aa98-db1e01fabc0c

11 https://www.ft.com/content/22a50eb4-d9ae-11e6-944b-e7eb37a6aa8e

12 http://www.reuters.com/article/us-exxon-directors-blackrock-idUSKCN11417F

13 http://www.governanceprinciples.org/

14 https://www.isgframework.org/corporate-governance-principles/

15 https://corpgov.law.harvard.edu/2017/04/17/a-synthesized-paradigm-for-corporate-governance-investor-stewardship-and-engagement/

16 ExxonMobil Corporate Governance Guidelines, effective November 2016.

http://corporate.exxonmobil.com/en/investors/corporate-governance/corporate-governance-guidelines/guidelines

17 2015 Spencer Stuart Board Index, Spencer Stuart (November 2015).

https://www.spencerstuart.com/~/media/pdf%20files/research%20and%20insight%20pdfs/ssbi-2015_110215-web.pdf

www.5050climate.org | Shareholder Briefing Paper: ExxonMobil (XOM)

18 http://corporate.exxonmobil.com/en/investors/corporate-governance/board-of-directors/overview

19 Faulkner C.V. http://faulknerchem.com/yahoo_site_admin/assets/docs/Faulkner_Larry_R_full_curriculum_vitae_8-10-11.223194824.pdf

20 Faulkner C.V.

21 17 C.F.R. 228, 229, and 249 § II(A)(4). https://www.sec.gov/rules/final/33-8177.htm

22 https://www.houstonendowment.org/about/financial-information/

23 http://faulknerchem.com/yahoo_site_admin/assets/docs/Faulkner_Larry_R_full_curriculum_vitae_8-10-11.223194824.pdf

24 https://www.treasury.gov/about/organizational-structure/ig/Documents/OIG-11-066%20(Guaranty%20Bank%20MLR).pdf

25 http://ieefa.org/ieefa-investor-memo-exxonmobil-xom-company-outlier-reports-write-offs-canadian-oil-sands-assets/

26 http://corporate.exxonmobil.com/en/current-issues/climate-policy/climate- perspectives/our-position; https://www.ft.com/content/acf309b0-13b3-11e7-80f4-13e067d5072c

27 https://www.scientificamerican.com/article/exxon-knew-about-climate- change-almost-40-years-ago/

28 Hecht, Alan D. “Resolving the Climate Wars.” Sustainable Development Law & Policy Volume 9, Issue 2 (Winter 2009). Available at: http://digitalcommons.wcl.american.edu/cgi/viewcontent.cgi?article=1101&context=sdlp

29 Quoted in Allan, Bentley B. “The Emergence of Climate Change as a Global Problem.” Available at: http://www.openphilanthropy.org/sites/default/files/Allan%20climate-governance-biblio_140404.pdf

30 ExxonMobil DEF 14A filings, 2005-2007; http://www.motherjones.com/environment/2005/05/some-it-hot.,

31 https://www.theguardian.com/sustainable-business/blog/nestle-chairman-climate-change-controversy-peter-brabeck

32 https://insideclimatenews.org/news/14032017/rex-tillerson-exxonmobil-climate-change-scandal-eric-schneiderman-wayne-tracker

33 Details of board compensation program and director share holdings are set forth in the ExxonMobil 2017 Proxy Statement, pp. 20-22.

34 Campbell, Cynthia J., Power, Mark L. and Stover, Roger D., (2006), Quid-pro-quo exchanges of outside director defined benefit pension plans for equity-based compensation, Journal of Pension Economics and Finance, 5, issue 02, p. 155-174, http://EconPapers.repec.org/RePEc:cup:jpenef:v:5:y:2006:i:02:p:155-174_00.

35 ExxonMobil’s “Non-Employee Director Restricted Stock Plan” provides that a departing director may receive their shares if the board (with the departing member abstaining) votes to lift the restrictions on the participant’s awards. This reinforces our concerns about director independence; if a board member voiced unpopular opinions that were contrary to the views of other directors, those other directors have the authority to prevent their stock awards from vesting. The plan can be found here: https://www.sec.gov/Archives/edgar/data/34088/000003408814000012/xom10iiif1.htm

www.5050climate.org | Shareholder Briefing Paper: ExxonMobil (XOM)